19

09040473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 27 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A amended

SEC FILE NUMBER 8-66384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston International Capital Markets LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. 58 St, 15th Floor
(No. and Street)

New York (City) NY (State) 10155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Liegey 212-888-456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas E. Flanagan, CPA
(Name – *if individual, state last, first, middle name*)

61-23 190th St, Suite 138 (Address) Fresh Meadows (City) NY (State) 11365 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section APR 27 2009 Washington, DC 100

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN R. LIEGEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTON INTERNATIONAL CAPITAL MARKETS LLC, as of DECEMBER 31 (Revised 4/23/09), 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JR Liegey
Signature John R. Liegey

CHMN + CEO
Title

Sworn to before me, in my presence this 23rd day of April, 2009

Shirley M. Hardie
Notary Public

SHIRLEY M. HARDIE
Notary Public, State of New York
Qualified in New York County
Reg. No. 01HA6182588
My Commission Expires Feb. 25, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTON INTERNATIONAL CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGES COMMISSION

as of December 31, 2008

3. Total ownership equity qualified for net capital	$222,247
6A. Total nonallowable assets	73,754
10. Net capital	$148,493
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11. Minimum net capital required (6-2/3% of aggregate indebtedness)	$920
12. Minimum dollar net capital requirement of reporting broker or dealer	$5,000
13. Net capital requirement (greater of line 11 or 12)	$5,000
14. Excess net capital	$143,493
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
19. Total aggregate indebtedness	$13,807
20. Ratio of aggregate indebtedness to net capital	9.30%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part II FOCUS Report, as of December 31, 2008.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization:

Weston International Capital Markets LLC (the "Company") is a securities broker/dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company changed its name from LMT Capital Markets LLC effective August 21, 2007.

The Company deals principally in Latin American government and corporate fixed income securities on behalf of U.S. institutional clients. These orders are transacted on an agency and riskless principal basis with various Latin American, U.S. and European broker-dealers and banks. In addition, the Company may periodically provide consulting services in connection with the restructuring of the aforementioned debt securities and receives advisory fees.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

2. Summary of Significant Accounting Policies:

The preparation of financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes revenue when services are rendered.

For purposes of statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2008, the Company's net capital was $148,493, which was $143,493 in excess of its required net capital of $5,000. The Company's net capital ratio was 9.30 %.

4. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), because the Company acts as a fully introducing broker-dealer.